August 9, 2013

VIA Edgar Filing

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Glimcher Realty Trust
Form 10-K for the year ended December 31, 2012
Filed on February 22, 2013
File No. 001-12482

Dear Mr. Woody:

This is in response to your letter dated July 12, 2013 regarding the above referenced Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K") for Glimcher Realty Trust (the “Company” or the “Registrant”). Unless otherwise defined herein, capitalized terms used in the Registrant's response portion of this correspondence shall have the same meaning given such terms in the Company's 2012 Form 10-K. References to page numbers are to pages in our 2012 Form 10-K, unless otherwise indicated. To facilitate your understanding of our response, we have restated each of your comments in its entirety followed by our response to each comment in italics.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable NOI Growth - Years Ended December 31, 2012 to December 31, 2011, page 36

1.
We have considered your response to our prior comment one. Please provide us with an example of the revised disclosure you intend to include in future filings, including a revised reconciliation of comparable NOI based on your results for the year ended December 31, 2012. In your revised disclosure, please include a detailed description of how the company defines comparable properties, the company's policy with respect to including certain properties classified as discontinued operations in the comparable property pool, and the total NOI included in comparable NOI related to properties classified as discontinued operations.

Company Response: The Company will provide the following disclosure and revised reconciliation format in future filings as set forth below:

A property is considered comparable if held in each period being compared. A property may be included whether or not it is reported in discontinued operations if it is owned by the Company during the entire reporting periods that are being compared, and when the Company files the financial reports. For the year ended December 31, 2012, there were no discontinued operations that were comparable. Any comparable property NOI reported in discontinued operations would be reflected as a separate line item within the comparable NOI reconciliation similar to the unconsolidated joint venture NOI. The table below (dollars in thousands) provides a reconciliation of comparable NOI based on results for the year ended December 31, 2012.

Mr. Kevin Woody
August 9, 2013
Page Two

COMPARABLE NOI Reconciliation

For the Years Ended December 31, 2012 and December 31, 2011

	YTD 2012	YTD 2011
Operating income (continuing operations)	$51,989	$65,122
Depreciation and amortization *	96,998	68,658
General and administrative expense *	23,689	20,282
Proportionate share of unconsolidated joint venture comparable NOI	21,775	22,401
Non-comparable properties * (1)	(32,190)	(6,732)
Termination and outparcel net income *	(1,267)	(1,664)
Straight line rents *	(2,825)	(3,025)
Non-recurring, non-cash items (2)	21,799	8,995
Other (3)	(3,804)	788
Comparable NOI	$176,164	$174,825
Comparable NOI percentage change		0.8%

(1)	Amounts include community centers, Scottsdale Quarter®, Town Center Plaza, Malibu Lumber Yard, and the 80% interest in Pearlridge acquired in 2012.

(2)	Impairment and write-down of Tulsa note receivable.

(3)
Other adjustments include fee income, discontinued development costs, non-property income and expenses, intangible amortization of above/below market leases, and other non-recurring income or expenses.

*Note the above-referenced items in each period reported have been updated to reflect the new disclosure format that the Company will follow in future filings, and differs from the 2012 Form 10-K disclosure.

2.    Commitments and Contingencies, page 98

We have considered your response to our prior comment six. Please tell us how you determined the reimbursement of franchise tax payments made to the New Jersey Economic Development Authority should not be accounted for as a gain contingency in accordance with ASC Topic 450-30-25-1.

Company Response: With respect to the reimbursement of the franchise tax payments made to the New Jersey Economic Development Authority (“NJEDA”), the Company believes these payments are refundable advances. The limited guarantee agreement with the NJEDA, at inception, contemplated reimbursement of any payments required to be made by the Company, plus interest. The Company notes that the accounting guidance provided under ASC Topic 330, "Inventory" states that refundable advances and deposits to purchase goods, property, etc., have characteristics similar to receivables and shall be treated in accordance with ASC Topic 310, "Receivables." If an entity does not acquire the goods or property, then any portion of the deposit that is nonrefundable shall be expensed. In applying this standard, the Company has not recorded the interest that is due from the City of Elizabeth, NJ (the "City") and has also expensed the payments made in 2009 and 2010 because that portion of the asset is considered non-refundable.

Mr. Kevin Woody
August 9, 2013
Page Three

The proposed accounting treatment for the reimbursement of franchise tax payments described above is analogous to the accounting treatment for advance royalties and minimum guarantees in the context of licensing. Licensor accounting for advance royalties, set forth in ASC Paragraph 928-340-25-1, requires that amounts paid in advance shall be reported as assets when there is a sound basis for estimating the amount of the advance that will be recoverable from future royalties. Licensee accounting for minimum guarantees, set forth in ASC Paragraph 928-340-25-4 and ASC Paragraph 928-340-35-3, requires that minimum guarantees paid in advance by a licensee shall be reported as assets of the licensee, provided that if all of the minimum guarantees subsequently appears to not be recoverable through future use of the rights under the license, the non-recoverable portion shall be charged to expense.

The Company was required to make payments to the NJEDA relating to the franchise tax guarantee from 2001 - 2010. The Company recorded the payments through 2008, totaling $15,032,000, within “Prepaid and other assets” on the Company's Consolidated Balance Sheet as these refundable advances were estimated to be recoverable. The payments related to 2009 and 2010, which totaled $2,528,000, were recorded as an expense within the Company's Consolidated Statement of Operations based upon estimates of recoverability at the payment date. In accordance with the agreement, the Company was relieved of its guarantee during 2010, although the franchise tax threshold had not yet been met.
ASC Paragraph 450-30-25-1 states “a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.” As noted above, the Company does not believe that the capitalized payments should have been expensed as incurred, since they meet the definition of an asset and the accounting applicability is a question of recoverability and not a potential gain contingency.
Based upon the foregoing, the deferred amounts represent advances to the NJEDA that are refundable in future periods and do not represent gains the Company has recorded. Therefore, the Company believes that ASC Paragraph 450-30-25-1 is not applicable and that the Company has properly accounted for this transaction (including the payments made to the NJEDA) as reflected in the 2012 Form 10-K.

3.
The above comment notwithstanding, please tell us the approximate difference between payments collected by the City and the threshold amount. Additionally, tell us the significant assumptions used in your model and explain to us in greater detail how the company has been able to conclude that the $15 million in franchise tax payments recorded as a deferred asset are fully collectible despite the fact that no payments have been received from the City to date.

Company Response: The Company began making payments for the franchise tax shortfall when the program was established in 2001, and continued to make payments each year thereafter until the guarantee payment requirement was terminated in 2010. Following termination in 2010, the Company's obligation to make further payments to the City ended; however, this event did not relieve the obligation for the City to reimburse the Company.

Each year, the Company considers changes and additions in tenants at the property, as well as trends in store sales, and applies such information to project an estimate of future tax collections by the City. Examples of specific assumptions used in the model include the new taxes expected to be generated by the two Coach stores that opened late in 2012, and a new Embassy Suites Hotel that is scheduled to open in 2013. Additionally, the Company looks at overall trends in total taxes generated by the property as collected and reported to us by the City. The following table below (dollars in thousands) shows the taxes collected by the City, the Company's guarantee threshold, the annual shortfall, and the Company's accounting treatment of the shortfall for each year since the program's inception.

Mr. Kevin Woody
August 9, 2013
Page Four

Franchise Tax Year	Taxes Collected by City	Guarantee Threshold	Shortfall	GRT Guarantee Payment Treatment
2001	$2,138	$4,100	$1,962	Payment Deferred
2002	$2,543	$4,900	$2,357	Payment Deferred
2003	$3,290	$5,600	$2,310	Payment Deferred
2004	$3,388	$5,600	$2,212	Payment Deferred
2005	$3,480	$5,600	$2,120	Payment Deferred
2006	$3,791	$5,600	$1,809	Payment Deferred
2007	$4,335	$5,600	$1,265	Payment Deferred
2008	$4,603	$5,600	$997	Payment Deferred
2009	$4,195	$5,600	$1,405	Payment Expensed
2010	$4,477	$5,600	$1,123	Payment Expensed
2011	$4,865	$5,600	$735	No Payment Required
2012	$5,112	$5,600	$488	No Payment Required

During 2009 and 2010, the trend in franchise taxes collected by the City was adversely impacted by the downturn in the economy, consistent with other retail centers throughout the United States during this period, and not anything specific to the property's performance. Accordingly, the guarantee payments made by the Company in those years were not deferred, but instead expensed to reflect the Company's best estimate of the recoverability of these payments based upon facts and circumstances known at the time. Other than that period of time, the positive trend demonstrates improving tax collections by the City based upon the sales generated at the property. This progress supports the Company's growth projections for the property, as the actual results have tracked closely to the amounts estimated in the Company's recovery model, with the exception of the 2009-2010 period noted above. The Company expects the franchise taxes collected by the City will exceed the necessary thresholds between 2014 and 2015, with the first reimbursement from the City to be received at such time. The Company's model also projects that the $15 million that has been deferred will be fully recovered before the reimbursement period ends in 2030.

Additionally, the Registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody
August 9, 2013
Page Five

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at 614.887.5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial Officer, and Treasurer
(Principal Accounting and Financial Officer)